

June 25, 2013

Via E-mail
Mr. James H. Dorton
Senior Vice President – Corporate Development and Chief Financial Officer
NN, Inc.
2000 Waters Edge Drive
Johnson City, TN 37604

>    **Re:    NN, Inc.**
>    **Form 10-K**
>    **Filed March 15, 2013**
>    **File No. 0-23486**

Dear Mr. Dorton:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response.  If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the year ended December 31, 2012

Management's Discussion and Analysis, page 18

Results of Operations, page 21

1. In future filings, where you disclose the $24.3 million net income reported in fiscal 2012, please disclose and quantify the reversal of your deferred tax asset valuation allowances, which had a material impact on your 2012 results.

2. We note the $1.0 million impairment charge, net of tax, related to your former manufacturing facility in Kilkenny, Ireland. On page 13 you state that the carrying value of this facility approximates fair value. Please tell us and revise future filings to quantify the carrying value of this facility, as well as the carrying values of other facilities reasonably expected to be closed during the next twelve months, so investors can

understand the extent of your assets that may be at risk for impairment or further impairment. We note from page 9 that you have taken actions apparently over the last four years to permanently reduce your cost base including closing or ceasing operations at four former manufacturing locations.

3.  We note your discussion on page 54 regarding the $48 million distribution from your foreign holding company to the parent on December 27, 2012, which distribution had a material impact on your tax rate and your 2012 taxes, as shown on page 52. Given this materiality, please tell us: i) your consideration for providing more prominent disclosure of this item within your document; and ii) how you determined the timing of such distribution was appropriate, addressing specifically why the distribution was not made earlier in the year.

4.  We note remarks made by your CFO in the fourth quarter 2012 earnings call, indicating that you completed the return of basis tax transaction to give you "cash flexibility for the next several years" and "to repay revolving credit debt or use for other purposes." Please reconcile these remarks with your disclosure on page 54 that you already apparently have "sufficient access to funds in the US through projected free cash flows and the availability of our credit facilities to fund currently anticipated domestic operational and investment needs."

## Results by Segment, page 23

5.  Please revise future filings to quantify the extent to which increases/decreases in volume, prices, mix, etc., contributed to the changes in segment net income (loss).  Please refer to Items 303(A)(3)(i) and 303(A)(3)(iii) of Regulation S-X and Sections 501.12.b.3. and 501.12.b.4. of the Financial Reporting Codification for guidance.

## 15) Commitments and Contingencies, page 56

6.  You state that you are unable to predict the outcome of the lawsuit from a former independent sales agent claiming amounts due with regard to sales made after termination of your relationship. It is unclear whether you have recognized a loss contingency related to this matter. Please clarify and disclose the amount or range of reasonably possible loss in excess of accrual, if any.  If you are unable to estimate the amount or range of this reasonably possible loss, please disclose this fact and provide us with a comprehensive explanation as to why you cannot make such estimate. Please also (1) explain to us the procedures you undertake on a quarterly basis to attempt to develop a range of reasonably possible loss for disclosure and (2) explain what specific factors are causing the inability to estimate and when you expect those factors to be alleviated.  We recognize that there are a number of uncertainties and potential outcomes associated with loss contingencies. Nonetheless, an effort should be made to develop estimates for purposes of disclosure, including determining which of the potential outcomes are reasonably possible and what the reasonably possible range of losses would be for those reasonably possible outcomes.

Please include your proposed disclosures to be included in your next periodic report in your response.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jenn Do at (202) 551-3743, Al Pavot at (202) 551-3738, or me at (202) 551-3355 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ Terence O'Brien

Terence O'Brien
Branch Chief